                                                       Filed by:  JFAX.COM, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    (Registration No. 333-44676)

                                                Subject Company:  eFax.com, Inc.
                                                   Commission File No. 000-22561

     On October 23, 2000, JFAX.COM, Inc. and eFax.com announced the mailing of their joint proxy statement/prospectus. The following is a transcript of the press release issued on October 23, 2000:


j2 GLOBAL COMMUNICATIONS AND EFAX.COM ANNOUNCE MAILING OF PROXY STATEMENT/ PROSPECTUS

HOLLYWOOD and MENLO PARK, Calif. (October 23, 2000) - j2 Global Communications, Inc., formerly JFAX.COM, Inc. (NASDAQ: JCOM), and eFax.com (OTCBB:EFAX) today announced that the registration statement on Form S-4 in connection with their pending merger agreement has been declared effective. The joint proxy statement/prospectus relating to the proposed merger will be mailed to stockholders on or about October 23, 2000 and the companies have scheduled their respective stockholders' meetings for November 22, 2000. The merger is subject to approval by the companies' respective stockholders and other customary conditions. Assuming successful stockholder votes, the companies expect the merger to close on November 22, 2000, or shortly thereafter. If the merger is completed, holders of eFax.com common stock will receive 0.28 of a share of j2 Global common stock for each share of eFax.com common stock they own, subject to the limited adjustments described in the proxy statement/prospectus. In order to complete the transaction, j2 Global expects to issue approximately 11 million shares of its common stock to the eFax.com common and preferred stockholders, and 2 million shares of its common stock to a third-party service provider.


ABOUT j2 Global Communications
j2 Global Communications is an Internet-based messaging and communications service provider to individuals and businesses throughout the world. j2 was established in 1996 as JFAX.COM and underwent a name change in July of 2000 as the services and subscribers expanded. The j2 global network covers over 130 different locations, in 14 countries, spanning 4 continents. The innovative reputation and spirit of the company have made j2 a leader in the way people communicate from any phone or Web-enabled device. The company is headquartered in Hollywood, California.

ABOUT eFax.com
eFax.com is a provider of Internet communication services, and has delivered unique telephone numbers to 2.3 million members. The Company continues to expand its range of solutions beyond its initial offering of the world's first free fax-to-email service. The Company markets its Internet services via its own eFax.com web site and through affiliates and co-brand partners, including Travelocity.com, Network Solutions, WebTV, Buzzsaw.com, fortunecity.com, FindLaw, and AllBusiness.com. eFax.com is headquartered in Menlo Park, Calif.

Safe Harbor for Forward-Looking Statements: Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to solicit shareholder approval for the proposed merger and other statements of a non-historical nature. Actual results may differ from projected results due to various risk factors including factors set forth in the companies' respective filings with the Securities and Exchange Commission.

Notice of Registration Statement: j2 has filed a registration statement, which contains a joint proxy statement/prospectus of j2 and eFax.com, and other documents with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov and from j2 Investor Relations at 6922
                              -----------
Hollywood Boulevard, Hollywood, California 90028.


                  (C) 2000 JFAX.COM, Inc. All rights reserved.

j2 Press Contact:

Laura Hinson                                      Dan Haller
323-860-9435                                      INK, inc PR
j2 Global Communications                          415-399-1249
lhinson@j2.com                                    dhaller@inkincpr.com
--------------                                    --------------------

j2 Investor Contact:

Scott Turicchi                                    Jim Lucas
J2 Global Communications                          Abernathy-McGregor Group
323-860-9408                                      213-630-6550
sturicchi@j2.com                                  Jbl@abmac.com
----------------

eFax.com contacts, media and investor
relations:

Todd Kenck
eFAX.com
Menlo Park, CA
(650) 688-6810
toddk@efax.com
--------------